Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 13 DATED MARCH 16, 2017

TO THE PROSPECTUS DATED APRIL 21, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 21, 2016 (the “Prospectus”), as supplemented by Supplement No. 2, dated July 22, 2016, Supplement No. 4, dated August 16, 2016, Supplement No. 5, dated August 31, 2016, Supplement No. 6, dated September 20, 2016, Supplement No. 8, dated November 3, 2016, Supplement No. 10, dated December 13, 2016, Supplement No. 11, dated December 19, 2016, and Supplement No. 12, dated December 23, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A. To provide an update to the section of the Prospectus titled “Risk Factors”; and

B. To provide an update to the section of the Prospectus titled “Conflicts of Interest.”

A. Update to the Section of the Prospectus titled “Risk Factors”

The following risk factor supersedes and replaces the last risk factor on page 68 of the Prospectus in the section titled “Risk Factors—Risks Related To The Advisor And Its Affiliates”:

We will compete with entities sponsored or advised by affiliates of the Sponsor, for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire or sell investments, and for customers, which may have an adverse impact on our operations.

We will compete with entities sponsored or advised by affiliates of the Sponsor, whether existing or created in the future, as well as entities for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, finance or sell certain types of properties. We may also buy, finance or sell properties at the same time as these entities are buying, financing or selling properties. In this regard, there is a risk that we will purchase a property that provides lower returns to us than a property purchased by entities sponsored or advised by affiliates of the Sponsor and entities for whom affiliates of the Sponsor provide certain advisory or management services. Certain entities sponsored or advised by affiliates of the Sponsor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by these entities. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by these entities and these conflicts of interest may have a negative impact on our ability to attract and retain customers.

The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee consisting of our management committee and certain other management representatives associated with other entities to which affiliates of the Advisor are providing similar services.

Notwithstanding the foregoing, the Sponsor and the Advisor have agreed, subject to any future changes approved by the Conflicts Resolution Committee, that if an investment is equally suitable for ILT and us: (i) until such time as all of the proceeds from our public offerings have been substantially invested, or the “Core Trigger,”

and except as noted below, we will have priority over ILT with respect to (A) industrial properties (including all new stabilized, value add, and forward commitment opportunities, collectively “Core Industrial Investment Opportunities”) located in the U.S. or Mexico; and (B) debt investments related to industrial properties located in the U.S. or Mexico; and (ii) until the later of the Core Trigger or the expiration of the investment period of our build-to-core fund (the “BTC Fund”) (the later of the foregoing, the “Development Trigger”), and other than development or re-development opportunities associated with ILT’s existing investments (e.g., development on excess land or expansion of an existing facility) which opportunities shall remain with ILT, we will have priority over ILT with respect to development of industrial properties (including all new speculative and build-to-suit opportunities, collectively, “Industrial Development Opportunities”) located in the U.S. or Mexico.

Affiliates of the Sponsor and the Advisor currently sponsor and in the future may advise other investment vehicles that seek to invest in industrial properties including ILT and DPF. Subject to the foregoing provisions regarding our priority relative to ILT, to the extent a potential investment meets the current investment strategy, including portfolio objectives, diversification goals, return requirements and investment timing, for us and any other funds or investment vehicles advised by affiliates of the Sponsor or the Advisor with capital available to invest (the “Applicable Vehicles”), including ILT and DPF, such investment shall be allocated among the Applicable Vehicles on a rotational basis that the Sponsor determines to be fair and reasonable to the Applicable Vehicles. Generally, the investment will be allocated to the Applicable Vehicle that has gone the longest without being allocated an industrial investment opportunity. Exceptions may be made to the general rotation policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (y) characteristics of a particular investment or Applicable Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors listed below, which make the investment more advantageous to one of the Applicable Vehicles, or (z) exclusivity, rotation or other priority (each, a “Special Priority”) granted to a particular fund now or in the future, such as the Special Priority described above that has been granted to us with respect to the BTC Fund (or a successor fund with similar investment objectives) or in order to reach certain minimum allocation levels with respect to an Applicable Vehicle. Our Special Priority with respect to the BTC Fund for all Industrial Development Opportunities is the only currently existing Special Priority; however, the Sponsor or its affiliates may grant additional Special Priorities for property types in the future and from time to time.

In determining whether an investment opportunity is suitable for us or another program, the Advisor shall examine, among others, the following factors as they relate to us and each other program, which we refer to as the “Allocation Factors”:

•	Overall investment objectives, strategy and criteria, including product type and style of investing (for example, core, core plus, value-add and opportunistic);

•	The general real property sector or debt investment allocation targets of each program and any targeted geographic concentration;

•	The cash requirements of each program;

•	The strategic proximity of the investment opportunity to other assets;

•	The effect of the acquisition on diversification of investments, including by type of property, geographic area, customers, size and risk;

•	The policy of each program relating to leverage of investments;

•	The effect of the acquisition on loan maturity profile;

•	The effect on lease expiration profile;

•	Customer concentration;

•	The effect of the acquisition on ability to comply with any restrictions on investments and indebtedness contained in applicable governing documents, SEC filings, contracts or applicable law or regulation;

•	The effect of the acquisition on the applicable entity’s intention not to be subject to regulation under the Investment Company Act;

•	Legal considerations, such as Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Foreign Investment in Real Property Tax Act (“FIRPTA”), that may be applicable to specific investment platforms;

•	The financial attributes of the investment;

•	Availability of financing;

•	Cost of capital;

•	Ability to service any debt associated with the investment;

•	Risk return profiles;

•	Targeted distribution rates;

•	Anticipated future pipeline of suitable investments;

•	Expected holding period of the investment and the applicable entity’s remaining term;

•	Whether the applicable entity still is in its fundraising and acquisition stage, or has substantially invested the proceeds from its fundraising stage;

•	Whether the applicable entity was formed for the purpose of making a particular type of investment;

•	Affiliate and/or related party considerations;

•	The anticipated cash flow of the applicable entity and the asset;

•	Tax effects of the acquisition, including on REIT or partnership qualifications;

•	The size of the investment; and

•	The amount of funds available to each program and the length of time such funds have been available for investment.

The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such policies are being fairly applied.

On November 4, 2015, Industrial Income Trust Inc. (“IIT”) completed its merger with and into Western Logistics LLC and Western Logistics II LLC. Concurrently with the closing of the merger, IIT transferred 11 properties that are in the lease up stage or under development to the Liquidating Trust, the beneficial interests in which were distributed to then-current IIT stockholders. The Liquidating Trust intends to sell such excluded properties with the goal of maximizing the distributions to IIT’s former stockholders. An affiliate of the Advisor entered into a management services agreement with the Liquidating Trust to provide asset management, development and construction, and operating oversight services for each excluded property, to assist in the sale of the excluded properties and to provide administrative services to the Liquidating Trust and its subsidiaries. The management services agreement will continue in force throughout the duration of the existence of the Liquidating Trust and will terminate as of the date of termination of the Liquidating Trust. The affiliate of the Advisor will not provide advisory services with respect to acquisitions under the management services agreement, but because lease management services will be provided under the management services agreement, the Advisor may face a conflict of interest when evaluating customer leasing opportunities for our properties and properties owned by the Liquidating Trust, which could negatively impact our ability to attract and retain customers.

B. Update to the Section of the Prospectus titled “Conflicts of Interest”

The following supersedes and replaces the section of the Prospectus titled “Conflicts of Interest” beginning on page 157 of the Prospectus (and updates the corresponding disclosure in the section of the Prospectus titled “Prospectus Summary—Conflicts of Interest” beginning on page 17 of the Prospectus):

We are subject to various conflicts of interest arising out of our relationship with the Advisor and its affiliates, including (i) conflicts related to the compensation arrangements between the Advisor, certain of the Advisor’s affiliates and us, (ii) conflicts with respect to the allocation of the time of the Advisor and its key personnel, (iii) conflicts related to our potential acquisition of assets from affiliates of the Advisor, and (iv) conflicts with respect to the allocation of investment opportunities. The independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise and will have a fiduciary obligation to act on behalf of the stockholders. The material conflicts of interest are discussed below.

Interests in Other Real Estate Programs

Members of the Advisor’s management team, are presently, and plan in the future to continue to be, involved with a number of other real estate programs and activities, including present and future involvement with institutional real estate funds and other non-traded REITs, some of which may compete for investments with us. Present activities of affiliates of the Advisor include:

•	Acting as advisor to ILT in the acquisition, development, ownership, management and disposition of industrial real property, debt and other investments;

•	Acting as advisor to DPF in the acquisition, ownership, management and disposition of real property, debt and other investments, including industrial real property;

•	Making investments in the acquisition, ownership, development and management of retail, residential and other property types located in various markets in Mexico through various affiliates of the Advisor;

•	Making investments in the acquisition, ownership, development and management of other real estate assets;

•	Providing asset management, development and construction, and operating oversight services to the DC Industrial Liquidating Trust (excluding advisory services with respect to acquisitions).

The Advisor and its affiliates are not prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, ownership, development, management, leasing or sale of real property or the acquisition, ownership, management and disposition of debt investments. None of the Sponsor affiliated entities is prohibited from raising money for, or advising, another entity that makes the same types of investments that we target and we may co-invest with any such entity. All such potential co-investments will be subject to approval by our independent directors.

Allocation of Advisor’s Time

We rely on the Advisor and its affiliates to manage our day-to-day activities and to implement our investment strategy. The managers, directors, officers and other employees of the Advisor and certain of its affiliates and related parties, including its direct or indirect owners, are presently, and plan in the future to continue to be, involved with numerous real estate programs and activities which are unrelated to us and may change as programs are closed or new programs are formed. As a result of these activities, the Advisor, its managers, directors, officers and other employees and certain of its affiliates and related parties will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. For example, certain of our officers and directors (other than our independent directors) serve in the same capacities for the Advisor; and certain of these officers and their affiliates currently hold similar positions with ILT, DPF, the Exchange Facilitator, the Property Manager, other affiliated entities and related parties, and the other private programs that are presently operating. They may also engage in the future in additional projects and business activities and in new programs.

The Advisor and its employees will devote only as much of its time to our business as the Advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, the Advisor and its employees may experience conflicts of interest in allocating management time, services, and functions among us and other Sponsor affiliated entities and related parties and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other Sponsor affiliated entities and related parties than to us. However, the Advisor believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all of the Sponsor activities in which they are involved.

Competition

We may compete with other entities sponsored or advised by affiliates of the Sponsor, including, but not limited to, ILT and DPF, and with other entities that Sponsor affiliated entities and related parties may advise or own interests in, for opportunities to acquire or sell investments. In particular, and in addition to an affiliate of the Advisor serving as the advisor to ILT, the Advisor provides certain acquisition and asset management services to DPF’s advisor with respect to industrial real property pursuant to a subadvisor relationship. As a result of this competition, certain investment opportunities may not be available to us. See “—Conflict Resolution Procedures—Allocation of Investment Opportunities Among Affiliates and Other Related Entities” below for a description of the allocation process for investment opportunities.

We and the Advisor have developed procedures to resolve potential conflicts of interest in the allocation of investment opportunities between us and other affiliated programs. With respect to potential conflicts of interest that may arise between or among us, ILT and/or DPF, including conflicts that may arise as a result of the investment opportunities that are suitable for each of us, ILT and/or DPF, our board of directors has delegated to the Conflicts Resolution Committee the responsibility to consider and resolve any such conflicts. The Conflicts Resolution Committee consists entirely of independent directors. See “—Conflict Resolution Procedures” for a further description of how potential investment opportunities will be allocated between us and affiliated and other related entities.

Affiliates of our officers, including executive officers and certain of our directors and entities owned or managed by such affiliates also may acquire or develop real estate for their own accounts, and have done so in the past. Furthermore, affiliates of our officers, including executive officers and certain of our directors and entities owned or managed by such affiliates intend to form additional real estate investment entities in the future, whether public or private, which can be expected to have the same or similar investment objectives and targeted assets as we have, and such persons may be engaged in sponsoring one or more of such entities at approximately the same time as the offering of our shares of common stock. The Advisor, its managers, directors, officers and other employees and certain of its affiliates and related parties will experience conflicts of interest as they simultaneously perform services for us and other real estate programs that they sponsor or have involvement with.

Certain of the Advisor’s affiliates or other related parties currently own and/or manage properties in geographic areas in which we expect to acquire real properties. Conflicts of interest will exist to the extent that we own and/or manage real properties in the same geographic areas where real properties owned or managed by other Sponsor affiliated entities or related parties are located, including in connection with the management of the DC Industrial Liquidating Trust assets by an affiliate of the Advisor and the Advisor’s management of certain DPF assets. In such a case, a conflict could arise in the leasing of real properties in the event that we and another Sponsor affiliated entity or related party were to compete for the same customers in negotiating leases, or a conflict could arise in connection with the resale of real properties in the event that we and another Sponsor affiliated entity or related party were to attempt to sell similar real properties at the same time. Conflicts of interest may also exist at such time as we or affiliates of the Sponsor or other related parties managing real property on our behalf seek to employ developers, contractors or building managers. See “—Conflict Resolution Procedures” for information about how potential leasing opportunities will be allocated between us and other entities to which affiliates of the Advisor are providing certain advisory services and that may have potentially competing properties with respect to a particular customer.

Additionally, an affiliate of the Advisor entered into a management services agreement with DC Industrial Liquidating Trust to provide asset management, development and construction, and operating oversight services for each excluded property, to assist in the sale of the excluded properties and to provide administrative services to DC Industrial Liquidating Trust and its subsidiaries. The management services agreement will continue in force throughout the duration of the existence of DC Industrial Liquidating Trust and will terminate as of the date of termination of DC Industrial Liquidating Trust. The affiliate of the Advisor will not provide advisory services with respect to acquisitions under the management services agreement, but because lease management services will be provided under the management services agreement, the Advisor may face a conflict of interest when evaluating customer leasing opportunities for our properties and properties owned by DC Industrial Liquidating Trust, which could negatively impact our ability to attract and retain customers.

Dealer Manager

The Dealer Manager, the Sponsor and the Advisor are related parties and these relationships may create conflicts of interest in connection with the performance of due diligence by the Dealer Manager. Although the Dealer Manager will examine the information in the prospectus for accuracy and completeness, the Dealer Manager and the Advisor are related parties and the Dealer Manager will not make an independent due diligence review and investigation of our company or this offering of the type normally performed by an unaffiliated, independent underwriter in connection with the offering of securities. Accordingly, you do not have the benefit of such independent review and investigation. The Dealer Manager is involved in offerings for other Sponsor affiliated entities or related parties.

Certain of the participating broker dealers have made, or are expected to make, their own independent due diligence investigations. The Dealer Manager is not prohibited from acting in any capacity in connection with the offer and sale of securities offered by Sponsor affiliated entities or related parties that may have some or all investment objectives similar to ours.

Affiliated Property Manager

We anticipate that the Property Manager or its affiliates may perform certain property management services for us and the Operating Partnership. The Property Manager may be affiliated with the Advisor, and in the future there is potential for a number of the members of the Advisor’s management team and the Property Manager to overlap. As a result, we might not always have the benefit of independent property management to the same extent as if the Advisor and the Property Manager were unaffiliated and did not share any employees or managers. Alternatively, we are permitted to hire third parties to manage one or more of our properties. Given that we are expected to employ an affiliated Property Manager with respect to many of our properties, any agreements with such Property Manager will not be at arm’s length. As a result, with respect to any such agreement we will not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties.

Our agreement with the Property Manager has an initial term of one year from the date of the agreement. Thereafter, the term of the agreement will continue from year to year unless written notice of termination is given at least 60 days prior to any anniversary of the commencement of the term of the agreement. The independent directors evaluate the performance of the Property Manager prior to any renewal of the Property Management Agreement. The Property Management Agreement may be terminated by a majority of our independent directors upon 60 days’ written notice without cause or penalty.

Lack of Separate Representation

Greenberg Traurig, LLP has acted as special U.S. federal income tax counsel to us in connection with this offering and is counsel to us, the Operating Partnership, the Dealer Manager, and the Advisor in connection with this offering and may in the future act as counsel for each such company. Greenberg Traurig, LLP also serves and may in the future serve, as counsel to certain affiliates of the Advisor in matters unrelated to this offering. There is a possibility that in the future the interests of the various parties may become adverse. In the event that a dispute were to arise between us, the Operating Partnership, the Dealer Manager, the Advisor, or any of their affiliates, separate counsel for such parties would be retained as and when appropriate.

Joint Ventures with Affiliates of the Advisor

Subject to approval by our board of directors and the separate approval of our independent directors, we may enter into joint ventures or other arrangements with affiliates of the Advisor to acquire, develop and/or manage real property, debt and other investments. In conjunction with such prospective agreements, the Advisor and its affiliates may have conflicts of interest in determining which of such entities should enter into any particular joint venture agreement. Our affiliated joint venture partners may have economic or business interests or goals which are or that may become inconsistent with our business interests or goals. In addition, should any such joint venture be consummated, the Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated joint venture partner, in managing the joint venture and in resolving any conflicts or exercising any rights in connection with the joint venture arrangements. Since the Advisor will make various decisions on our behalf, agreements and transactions between the Advisor’s affiliates and us as joint venture partners with respect to any such joint venture will not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. We may enter into joint ventures with affiliates of the Advisor for the acquisition of investments, but only if (i) a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction, approve the transaction as being fair and reasonable to us and (ii) the investment by us and such affiliate are on terms and conditions that are no less favorable than those that would be available to unaffiliated parties.

Acquisition of Assets from Affiliates of the Advisor and Other Related Entities

We may acquire assets from affiliates of the Advisor or other related entities. It is important to note that under no circumstance will we acquire any asset from the Advisor, its affiliates or other related entities unless the contracts governing such acquisition include provisions to avoid the duplication of fees payable by us and such acquisition meets all of the criteria outlined under “Conflicts of Interest—Conflict Resolution Procedures—Acquisitions Involving Affiliates and Other Related Entities.”

Fees and Other Compensation to the Advisor and its Affiliates

A transaction involving the purchase and sale of real properties may result in the receipt of commissions, fees and other compensation by the Advisor and its affiliates and partnership distributions to the Advisor and its affiliates, including acquisition fees, asset management fees, property management and leasing fees and participation in non-liquidating net sale proceeds. None of the agreements that provide for fees and other compensation to the Advisor and its affiliates will be the result of arm’s length negotiations. All such agreements, including the Advisory Agreement, require approval by a majority of our board of directors, including a majority of the independent directors, as being fair and reasonable to us in relation to the services to be performed. The timing and nature of fees and compensation to the Advisor or its affiliates could create a conflict between the interests of the Advisor or its affiliates and those of our stockholders. However, certain fees and distributions (but not expense reimbursements) payable to the Advisor and its affiliates relating to the sale of properties are subordinated to the return to the stockholders or partners of the Operating Partnership of their capital contributions plus cumulative non-compounded annual returns on such capital. The Advisor may also receive fees from our joint venture partners and co-owners of our properties for services provided to them with respect to their proportionate interests.

Subject to oversight by our board of directors, the Advisor has considerable discretion with respect to all decisions relating to the terms and timing of all transactions. Therefore, the Advisor may have conflicts of interest concerning certain actions taken on our behalf, particularly due to the fact that such fees and other amounts will generally be payable to the Advisor and its affiliates regardless of the quality of the real properties or debt investments acquired or the services provided to us. The Dealer Manager will be paid an annual distribution fee with respect to Class T shares until the earliest to occur of several events, including (i) a listing of shares of our common stock on a national securities exchange, and (ii) such Class T shares no longer being outstanding, which may incentivize the Advisor not to recommend a sale, merger or other liquidity event until the Dealer Manager has been paid all distribution fees, because the completion of such transactions would cause the Dealer Manager to no longer be paid such fees.

Each transaction we enter into with the Advisor or its affiliates is subject to an inherent conflict of interest. Except as otherwise provided in our charter, a majority of our board of directors, including a majority of the independent directors, not otherwise interested in the transaction, must approve each transaction between us and the Advisor or any of its affiliates as being fair and reasonable to us in relation to the services being performed. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and any affiliate.

We do not currently expect to make debt investments in any other REIT or company which may be affiliated with us. However, if any such investments are made, we, and/or the affiliated REIT or company would waive those fees which are necessary to avoid any duplication of the acquisition fees and asset management fees payable by us.

Conflict Resolution Procedures

We are subject to potential conflicts of interest arising out of our relationship with the Advisor and its affiliates. These conflicts may relate to compensation arrangements, the allocation of investment opportunities, our anticipated acquisition of assets from affiliates of the Advisor, the terms and conditions on which various transactions might be entered into by us and the Advisor or its affiliates and other situations in which our interests may differ from those of the Advisor or its affiliates. The procedures set forth below have been adopted by us to address these potential conflicts of interest.

Board of Directors

In order to reduce or eliminate certain potential conflicts of interest, our board of directors will review and approve all matters it believes may involve a conflict of interest, with the exception of matters for which it has delegated such authority to a committee, as is the case with the Conflicts Resolution Committee. These matters must be approved by a majority of our board of directors, including a majority of the independent directors, not otherwise interested in the transaction. Among the matters the board will review and act upon are:

•	The continuation, renewal or enforcement of our agreements with the Advisor and its affiliates, including the Advisory Agreement and the agreement with the dealer manager;

•	Transactions with our directors, officers and affiliates;

•	Awards under the equity incentive plan; and

•	Pursuit of a potential Liquidity Event.

The independent directors may request that independent legal counsel be provided for them on any matter in which they deem such legal counsel is appropriate or necessary. The cost of such independent legal counsel shall be paid by us.

Compensation Involving the Advisor. Our board of directors, including the independent directors, will evaluate at least annually whether the compensation that we contract to pay to the Advisor is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by our charter. Our board of directors, including the independent directors, will supervise the performance of the Advisor and monitor the compensation we pay to it to determine that the provisions of the Advisory Agreement are being carried out. This evaluation will be based on the factors set forth below as well as any other factors deemed relevant by our board of directors, including the independent directors:

•	The amount of fees paid to the Advisor in relation to the size, composition and performance of our investments;

•	The success of the Advisor in generating investments that meet our investment objectives;

•	Rates charged to other externally advised REITs and other similar investors by advisors performing similar services;

•	Additional revenues realized by the Advisor and its affiliates through their relationship with us, whether we pay them or they are paid by others with whom we do business;

•	The quality and extent of the services and advice furnished by the Advisor;

•	The performance of our investments, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and

•	The quality of the assets relative to the investments generated by the Advisor for its own account, if any.

Acquisitions Involving Affiliates and Other Related Entities. Our board of directors has determined that we will not purchase or lease real properties in which the Advisor, its affiliates or any of our directors has an interest (or from any entity advised by an affiliate of the Sponsor) without a determination by all of the members of our board of directors present and voting, including all of the independent directors present and voting (and, in any event, at least two-thirds of all of our independent directors), not otherwise interested in the transaction, that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the Advisor or its affiliates or such director, unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such property at an amount in excess of its appraised value, as determined by a reasonably current appraisal produced by an independent appraiser approved by our independent directors. We will not sell or lease real properties to the Advisor or its affiliates or to our directors without a determination by a majority of our board of directors, including a majority of the independent directors, not otherwise interested in the transaction, that such transaction is fair and reasonable to us.

Mortgage Loans Involving Affiliates. Our charter prohibits us from investing in or making mortgage loans if the transaction is with the Advisor or our directors or any of their affiliates (except the Operating Partnership or a wholly-owned subsidiary of our Company or of the Operating Partnership) unless an independent expert appraises the underlying property. We must keep the appraisal for at least five years and make it available for inspection and duplication by any of our stockholders. In addition, we must obtain a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or the condition of the title. Our charter prohibits us from making or investing in any mortgage loans that are subordinate to any lien or other indebtedness of the Advisor, our directors or any of their affiliates. In addition, our board of directors has determined that we will not make a mortgage loan to (or accept a mortgage loan from) any entity advised by an affiliate of the Sponsor unless all of the members of our board of directors present and voting, including all of the independent directors present and voting (and, in any event, at least two-thirds of all of our independent directors), not otherwise interested in the transaction, approves the transaction as being fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

Issuance of Options and Warrants to Certain Affiliates. Our charter prohibits the issuance of options or warrants to purchase our common stock to the Advisor, our directors or any of their affiliates (i) on terms, if any, more favorable than we would offer such options or warrants to unaffiliated third parties or (ii) in excess of an amount equal to 10% of our outstanding common stock on the date of grant.

Repurchase of Shares of Common Stock. Our charter prohibits us from paying a fee to the Advisor or our directors or any of their affiliates in connection with our repurchase of our common stock.

Loans and Expense Reimbursements Involving Affiliates. We will not make any loans to the Advisor, our directors or any of their affiliates, except as set forth in this paragraph and in “Conflict Resolution Procedures—Mortgage Loans Involving Affiliates.” In addition, we will not borrow from the Advisor, our directors or any of their affiliates unless a majority of our board of directors, including a majority of our independent directors, not otherwise interested in the transaction, approves the transaction as being fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans will only apply to advances of cash that may be viewed as loans, as determined by our board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought, nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or the Advisor or its affiliates. In addition, our board of directors intends to adopt a policy that, if otherwise permitted by our charter, we will not make any loan to (or accept a loan from) any entity advised by an affiliate of the Sponsor unless all of the members of our board of directors present and voting, including all of the independent directors present and voting (and, in any event, at least two-thirds of all of our independent directors), not otherwise interested in the transaction, approves the transaction as being fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

In addition, our directors and officers and the Advisor and its affiliates shall be entitled to reimbursement, at cost, for actual expenses incurred by them on our behalf or joint ventures in which we are a joint venture partner, subject to the limitation on reimbursement of our operating expenses and our share of operating expenses of any joint venture to the extent that they exceed the greater of 2% of our average invested assets or 25% of our net income, as described in this prospectus under the caption “The Advisor and the Advisory Agreement—The Advisory Agreement.”

Voting of Shares of Common Stock Owned by the Advisor, its Affiliate or Our Directors. The Advisor or a director or any of their affiliates may not vote their shares of common stock regarding (i) their removal or (ii) any transaction between them and us. In addition, in determining the requisite percentage in interest of shares necessary to approve a matter on which the Advisor, such director and any of their affiliates may not vote or consent, any shares owned by any of them will not be included.

Allocation of Leasing Opportunities. The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee consisting of our management committee and certain other management representatives associated with other entities to which affiliates of the Advisor are providing similar services.

Allocation of Investment Opportunities Among Affiliates and Other Related Entities. Certain direct or indirect owners, managers, employees and officers of the Advisor are presently, and may in the future be, affiliated with other programs and business ventures and may have conflicts of interest in allocating their time, services, functions and investment opportunities among us and other real estate programs or business ventures that such direct or indirect owners, managers, employees and officers organize or serve. The Advisor has informed us that it will employ sufficient staff to be fully capable of discharging its responsibilities to us in light of the other real estate programs that from time to time will be advised or managed by its direct or indirect owners, managers, employees and officers.

In the event that an investment opportunity becomes available which, in the discretion of the Advisor, may be suitable for us, the Advisor will examine various factors and will consider whether under such factors the opportunity is equally suitable for us and one or more other programs advised by the Advisor or its affiliates. In determining whether or not an investment opportunity is suitable for us or another affiliated program, the Advisor shall examine, among others, the following factors as they relate to us and each other program, which we refer to as the “Allocation Factors”:

•	Overall investment objectives, strategy and criteria, including product type and style of investing (for example, core, core plus, value-add and opportunistic);

•	The general real property sector or debt investment allocation targets of each program and any targeted geographic concentration;

•	The cash requirements of each program;

•	The strategic proximity of the investment opportunity to other assets;

•	The effect of the acquisition on diversification of investments, including by type of property, geographic area, customers, size and risk;

•	The policy of each program relating to leverage of investments;

•	The effect of the acquisition on loan maturity profile;

•	The effect on lease expiration profile;

•	Customer concentration;

•	The effect of the acquisition on ability to comply with any restrictions on investments and indebtedness contained in applicable governing documents, SEC filings, contracts or applicable law or regulation;

•	The effect of the acquisition on the applicable entity’s intention not to be subject to regulation under the Investment Company Act;

•	Legal considerations, such as ERISA and FIRPTA, that may be applicable to specific investment platforms;

•	The financial attributes of the investment;

•	Availability of financing;

•	Cost of capital;

•	Ability to service any debt associated with the investment;

•	Risk return profiles;

•	Targeted distribution rates;

•	Anticipated future pipeline of suitable investments;

•	Expected holding period of the investment and the applicable entity’s remaining term;

•	Whether the applicable entity still is in its fundraising and acquisition stage, or has substantially invested the proceeds from its fundraising stage;

•	Whether the applicable entity was formed for the purpose of making a particular type of investment;

•	Affiliate and/or related party considerations;

•	The anticipated cash flow of the applicable entity and the asset;

•	Tax effects of the acquisition, including on REIT or partnership qualifications;

•	The size of the investment; and

•	The amount of funds available to each program and the length of time such funds have been available for investment.

Except with respect to certain circumstances set forth below, in the event that our investment objectives overlap with those of another program advised by the Advisor or its affiliates and the opportunity is equally suitable for us and the affiliated program, then the Advisor will utilize a reasonable allocation method to determine which investments are presented to our board of directors as opposed to the board of directors or other applicable governing body of such other program. Our board of directors, including the independent directors, has a duty to ensure that the method used by the Advisor for the allocation of investments by two or more affiliated programs seeking to acquire similar types of investments shall be reasonable. This responsibility has been delegated to the Conflicts Resolution Committee. The Advisor is required to obtain and provide to our board of directors or the Conflicts Resolution Committee the necessary information to make this determination.

If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of the Advisor, to be more appropriate for a program other than the program that committed to make the investment, the Advisor may determine that another program affiliated with the Advisor or its affiliates may make the investment.

Notwithstanding the foregoing, the Sponsor and the Advisor have agreed, subject to any future changes approved by the Conflicts Resolution Committee, that if an investment is equally suitable for ILT and us: (i) until such time as all of the proceeds from our public offerings have been substantially invested, or the “Core Trigger,” and except as noted below, we will have priority over ILT with respect to (A) industrial properties (including all new stabilized, value add, and forward commitment opportunities, collectively “Core Industrial Investment Opportunities”) located in the U.S. or Mexico; and (B) debt investments related to industrial properties located in the U.S. or Mexico; and (ii) until the later of the Core Trigger or the expiration of the investment period of our build-to-core fund (the “BTC Fund”) (the later of the foregoing, the “Development Trigger”), and other than development or re-development opportunities associated with ILT’s existing investments (e.g., development on excess land or expansion of an existing facility) which opportunities shall remain with ILT, we will have priority over ILT with respect to development of industrial properties (including all new speculative and build-to-suit opportunities, collectively, “Industrial Development Opportunities”) located in the U.S. or Mexico.

Affiliates of the Sponsor and the Advisor currently sponsor and in the future may advise other investment vehicles that seek to invest in industrial properties including ILT and DPF. Subject to the foregoing provisions regarding our priority relative to ILT, to the extent a potential investment meets the current investment strategy, including portfolio objectives, diversification goals, return requirements and investment timing, for us and any other funds or investment vehicles advised by affiliates of the Sponsor or the Advisor with capital available to invest (the “Applicable Vehicles”), including ILT and DPF, such investment shall be allocated among the Applicable Vehicles on a rotational basis that the Sponsor determines to be fair and reasonable to the Applicable Vehicles. Generally, the investment will be allocated to the Applicable Vehicle that has gone the longest without being allocated an industrial investment opportunity. Exceptions may be made to the general rotation policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (y) characteristics of a particular investment or Applicable Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors listed above, which make the investment more advantageous to one of the Applicable Vehicles, or (z) exclusivity, rotation or other priority (each, a “Special Priority”) granted to a particular fund now or in the future, such as the Special Priority described above that has been granted to us with respect to the BTC Fund (or a successor fund with similar investment objectives) or in order to reach certain minimum allocation levels with respect to an Applicable Vehicle. Our Special Priority with respect to the BTC Fund for all Industrial Development Opportunities is the only currently existing Special Priority; however, the Sponsor or its affiliates may grant additional Special Priorities for property types in the future and from time to time.

Our Sponsor may modify its overall allocation policies from time to time. Any changes to our Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such procedures are being fairly applied.

These allocation procedures may result in investment opportunities that are attractive to us being directed to another entity sponsored or advised by affiliates of the Sponsor and the Advisor. In addition, the Sponsor or its affiliates may sponsor or advise additional real estate funds or other ventures now and in the future. The result of the creation of such additional funds may be to increase the number of parties who have the right to participate in, or have priority with respect to, investment opportunities sourced by the Sponsor or its affiliates, thereby reducing the number of investment opportunities available to us. Additionally, this may result in certain asset classes being unavailable for investment by us, or being available only after one or more other real estate funds have first had the opportunity to invest in such assets.

To the extent that the Advisor or another affiliated entity becomes aware of an investment opportunity that is suitable for us, it is possible that we may, pursuant to the terms of any agreement with such affiliate or such related entity, co-invest equity capital in the form of a joint venture. Any such joint venture will require the approval of a majority of our board of directors, including a majority of the independent directors.